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Exhibit

Exhibit Description

99.1 Announcement on 2026/05/15: To announce accumulative shares repurchased exceeding NTD$300 million in value

Exhibit 99.1

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative no. of shares currently repurchased accounted for 2 percent or more of the shares issued by the company, or amounted to NT$300 million or more: 2026/05/15

2. No. of shares currently repurchased (shares): 3,780,000 shares

3. Type of shares currently repurchased: Common share

4. Total monetary amount of shares currently repurchased (NTD): NTD$406,598,693

5. Current average repurchase price per share (NTD): NTD$107.57

6. Cumulative no. of the company's own shares held during the repurchase period (shares): 20,531,000 shares

7. Cumulative no. of the company’s own shares held during the repurchase period as a percentage of the total no. of the company's issued shares: 0.16%

8. Any other matters that need to be specified: None